Exhibit 99.1

NEWS

Starfield Resources Announces Core Assay Results From Moonlight Drill Program

Drill hole assays 3.26% Cu over first 74.3 ft; other intervals up to 11.25% Cu

Toronto, Ontario - November 25, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) (“Starfield”, “the Company”) today announced initial assay results from the Company’s drill program at its Moonlight copper project in Plumas County, California.

The project, situated 167 km northwest of Reno, Nevada, contains three advanced stage copper targets - the Engels Mine, the Superior Mine, and the Moonlight Valley Deposit.  As announced on October 29, the preliminary core drilling program at the Engels Prospect was planned to initiate evaluation of this high grade copper target.  The recently completed drill program consisted of three angle holes totaling 574 feet (175 metres).

“The short drill program was designed to follow up on previous high grade copper drill intersections encountered during 2007 drilling,” said Ray Irwin, Vice President of Exploration.  “The information gained from this drilling will provide a better understanding of the geology and nature of the copper mineralization present, and will be used to plan further drilling on this high potential target.”

Assay results have been received for two of the three holes drilled.  Diamond drill hole number ME09-01 was drilled to a depth of 250 feet.  The first 140 feet averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% Cu and a 10 foot interval between 130 feet and 140 feet that averaged 8.23% Cu.  In addition, hole number ME09-01 contained a 31.5 foot interval between 158.5 feet and 190 feet that averaged 3.38% Cu, which included a 10.5 foot interval averaging 8.87% Cu.

Diamond drill hole number ME09-02 was drilled to a depth of 134 feet.  The first 74.3 feet averaged 3.26% Cu, including a 6.5 foot interval between 32.5 feet and 39 feet that averaged 6.74% Cu and a 17.3 foot interval between 46 feet and 63.3 feet that averaged 9.94% Cu.  In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% Cu.  A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website.  The intervals listed are drill core lengths and do not necessarily depict true width.

“These are exciting results,” said André Douchane, President and CEO.  “Although we don’t have any idea of the size as yet, there is apparently some very high grade copper mineralization that the miners missed in the early 1900s.  We’ll spend the winter taking a hard look at the geology of both the Engels and the Superior mines, so that we can make the best use of our exploration funds next spring when we follow up on these intercepts.”

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Starfield’s diamond drilling, logging and sampling was overseen by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at the facilities of ALS Chemex in Reno, Nevada, and shipped to ALS Chemex in North Vancouver, Canada for analysis.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Starfield has funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides on the property.

Starfield also holds the Stillwater nickel-copper-cobalt-PGE-chromite project in Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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